Exhibit 99.1

NewLead Holdings Ltd.

Receives NASDAQ Acceptance of its Plan to Regain Compliance

PIRAEUS, GREECE, August 8, 2013 - NewLead Holdings Ltd. (NASDAQ: NEWL) (“NewLead” or “the Company”) today announced that the NASDAQ Stock Market LLC (“NASDAQ”) has accepted the Company’s plan to regain compliance with NASDAQ Listing Rule 5250(c)(1) (the “Rule”) which will permit the continued listing of the Company’s common stock on the NASDAQ Global Select Market.

As previously reported, on May 16, 2013 the Company received a letter from NASDAQ stating that the Company was not in compliance with the Rule because the Company did not timely file its Annual Report on Form 20-F for the year ended December 31, 2012 (the “Form 20-F”). As a result of the violation of the Rule, the NASDAQ letter stated that the Company had until July 15, 2013 to submit a plan to regain compliance.

On July 10, 2013, the Company submitted to NASDAQ a plan to regain compliance with the Rule. After reviewing the Company’s plan to regain compliance, NASDAQ granted an exception to enable the Company to regain compliance with the Rule. Under the terms of the exception, the Company must file its Form 20-F on or before September 2, 2013. NASDAQ has advised the Company that a failure to file the Form 20-F within the extension period granted will result in a notice of delisting of the Company’s common stock.

About NewLead Holdings Ltd.

NewLead Holdings Ltd. is an international, vertically integrated shipping and commodity company that manages product tankers and dry bulk vessels. NewLead currently controls four vessels, two tankers and two dry bulk vessels. NewLead's common shares are traded under the symbol "NEWL" on the NASDAQ Global Select Market. To learn more about NewLead Holdings Ltd., please visit the new website at www.newleadholdings.com

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements, as well as words such as "anticipate," "estimate," "project," "plan," and "expect," are intended to be ''forward-looking" statements. We caution that assumptions, expectations, projections, intentions and beliefs about future events may vary from actual results and the differences can be material. Forward-looking statements include, but are not limited to, such matters as the creditworthiness of our counterparties, the reliability of reserve reports, our ability to extract or acquire coal to fulfill contracts, the consummation of conditional contracts, future operating or financial results; our liquidity position and cash flows, our ability to borrow additional amounts under our revolving credit facility and, if needed, to obtain waivers from our lenders and restructure our debt, and our ability to continue as a going concern; statements about planned, pending or recent vessel disposals and/or acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including dry-docking and insurance costs; statements about trends in the product tanker and dry bulk vessel shipping segments, including charter rates and factors affecting supply and demand; expectations regarding the availability of vessel acquisitions; completion of repairs; length of off-hire; availability of charters; and anticipated developments with respect to any pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although NewLead believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, NewLead cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, and other factors discussed in NewLead's filings with the U.S. Securities and Exchange Commission from time to time. NewLead expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in NewLead's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Investor and Media Relations:

Elisa Gerouki

NewLead Holdings Ltd.

Telephone: + 30 213 014 8023

Email: egerouki@newleadholdings.com

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